PAUL DAVIS FANCHER 404.885.3310 Telephone 404-962-6755 Fax paul.fancher@troutmansanders.com	TROUTMAN SANDERS	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone 404.885.3900 facsimile troutmansanders.com

June 25, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:           Michael Seaman

Re:	CompuCredit Holdings Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2010 Form 8-K Filed April 2, 2010 File No. 000-53717

Dear Mr. Seaman:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated June 7, 2010 (the “Comment Letter”) to J.Paul Whitehead, III, Chief Financial Officer of CompuCredit Holdings Corporation (the “Company”), with respect to the above-referenced SEC filings.

We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company.  For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  We also are sending a courtesy copy of this letter to you by Federal Express.

ATLANTA CHICAGO HONG KONG LONDON NEW YORK NEWARK NORFOLK ORANGE COUNTY RALEIGH RICHMOND SAN DIEGO SHANGHAI TYSONS CORNER VIRGINIA BEACH WASHINGTON, DC

Mr. Michael Seaman
June 25, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.
Please consider the comment letters issued and requested disclosure enhancements in connection with the Purpose Financial Holdings, Inc. Form 10 in determining appropriate level of disclosures in future filings of CompuCredit Holdings Corporation.

Company Response:

In addition to the Company’s expanded disclosures for the business segments represented by Purpose Financial Holdings, Inc. both in its Form 10-K for the year ended December 31, 2009 and its Form 10-Q for the period ended March 31, 2010, which comport with the disclosures in the Form 10 and Staff comments received to date thereon, the Company will continue to consider any future Form 10 Staff comments in connection with its future filings.

Item 1.  Business

Investments in Previously Charged-Off Receivables Segment, page 5

2.
Please revise to disclose they key features and other additional information regarding your balance transfer program, allowing an investor to understand how the program impacts your current and future operating results and trends.

Company Response:

At March 31, 2010, loans and fees receivable associated with the balance transfer program represented less than 1.8% of the Company’s consolidated loans and fees receivable.  Nonetheless, to the extent applicable the Company will include disclosure to the following effect in its future filings:

Through our Investments in Previously Charged-Off Receivables segment, as market conditions and other factors justify, we acquire and sell previously charged-off credit card receivables and apply our collection expertise to the receivables we own.  Additionally, we solicit accounts to participate in our balance transfer program whereby we offer potential customers a credit card product in exchange for payments made on outstanding charged-off debt that we either have purchased or have agreed to purchase upon acceptance of the offer terms.  As consumers pay down their existing outstanding debt balance we increase the amount of available credit

Mr. Michael Seaman
June 25, 2010

under the credit card product.  The initial costs of this program are relatively low when compared to our traditional credit card offerings and we anticipate growing this product at a moderate pace during the coming quarters.  Currently this product offering represents less than 1.8% of our consolidated loans and fees receivable.

3.	You disclose that most of this segment’s acquisitions have been comprised of previously charged-off receivables from the credit card receivables you own and the securitization trusts you service.

a.	Please confirm that the inter-company transactions between this segment and the Credit Cards segments are appropriately eliminated in consolidation.

b.
Please revise your disclosure in future filings to clearly describe the source of this segment’s receivables considering that your securitization trusts are now on-balance-sheet and therefore purchases of charged-off receivables from these trusts are inter-company transactions and presumably are eliminated.

Company Response:

In consolidating the controlling interests in all of the Company’s consolidated subsidiaries, the Company properly eliminates all material intercompany transactions that occur between all subsidiaries that are consolidated within the Company’s financial statements (including all material intercompany Investment in Previously Charged-Off Receivables segment subsidiary purchases of charged-off receivables from consolidated subsidiaries that comprise the Company’s Credit Cards segment).

The intercompany profits associated with the Company’s Investment in Previously Charged-Off Receivables segment’s assets that it purchased from consolidated subsidiaries within the Credit Cards segment and held at March 31, 2010 comprised less than 1% of the Company’s consolidated total assets at March 31, 2010. Moreover, the Company eliminates such profits in determining its earnings.  Nonetheless, to the extent applicable the Company will include disclosure to the following effect in future filings:

Previously charged-off receivables held as of June 30, 2010 principally are comprised of:  normal delinquency charged-off accounts purchased from outside third parties as well as certain of our consolidated subsidiaries; charged-off accounts associated with Chapter 13 Bankruptcy-related debt; and charged-off accounts acquired through this segment’s balance transfer program prior to such time as credit cards are issued relating to the program’s underlying accounts. At June 30, 2010, $[XX] million of our investments in previously charged-off receivables balance was

Mr. Michael Seaman
June 25, 2010

comprised of previously charged-off receivables that our Investments in Previously Charged-Off Receivables segment purchased from our other consolidated subsidiaries, and in determining our net income or loss as reflected on our consolidated statements of operations, we eliminate all material intercompany profits that are associated with these transactions.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Equity Compensation Plan Information

4.
In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5. See Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Company Response:

In future filings, the Company will provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-6

5.
Please reconcile for us the retained interests adjustments, net amount recorded as a reconciling adjustment in the operating section of your statement of cash flows to the securitization related amounts reported in your income statement.  Revise future filings to clearly explain the relationship between these amounts.

Company Response:

Because of the January 1, 2010 consolidation of all of the Company’s credit card securitization trusts onto its balance sheet, there will be no need for any future reconciliations.  This noted, the retained interests adjustments, net line item on the Company’s consolidated statements of cash flows for 2009 and 2008 is directly analogous to the provision for loan losses add-back to net loss in those years—both such amounts being necessary to determine net cash provided by operating activities. Specifically, the provision for loan losses with respect to credit card receivables that have not been securitized is a non-cash charge to earnings and must be adjusted or added back to net loss in 2009 and 2008 to determine the Company’s net cash provided by operating activities. Similarly, the retained interests adjustments, net line item with respect to retained interests in securitized credit card receivables is also an adjustment or add-back to 2009 and 2008 net losses for all non-cash charges to earnings corresponding with losses on the securitized credit card receivables underlying the Company’s former retained interests assets.

Mr. Michael Seaman
June 25, 2010

In contrast, the Company’s losses on retained interest in credit card receivables securitized on its 2009 and 2008 consolidated statements of operations essentially equals the net of (1) non-cash losses on the Company’s retained interests in credit card receivables securitized associated with losses on those receivables (i.e., the retained interests adjustments, net line item on the Company’s consolidated statements of cash flows), and (2) finance charge and fee income, net of costs of funds, associated with the Company’s securitized credit card receivables, the cash collections of which should be and are properly reflected as a reduction of the Company’s 2009 and 2008 net losses in its consolidated statements of operations.

To summarize, the primary (and only material) difference between the losses on retained interest on the Company’s consolidated statements of operations and the retained interests adjustments, net amount reflected as an addition (or add-back) to the Company’s 2009 and 2008 net losses in determining the Company’s cash flows provided by operations is the cash collections of the Company’s finance charge and fee receivables (net of payments for costs of funds) associated with its securitized credit card receivables. Such cash collections of the Company’s finance charge and fee receivables (net of payments for costs of funds) represent the only component of the Company’s losses on retained interests from the Company’s consolidated statements of operations that should affect the Company’s net cash provided by operating activities. Accordingly, it is necessary to adjust the Company’s 2009 and 2008 net losses to add back and remove from such net losses all components of the Company’s losses on retained interest except for the finance charge and fee collections (net of payments for costs of funds); all of these other components represent non-cash items. This add-back is analogous to the provision for loan losses add-back that applies to the Company’s non-securitized loans and fees receivable before 2010 and to the Company’s previously securitized credit card receivables in all post-2009 periods given the Company’s consolidation of its securitization trusts effective January 1, 2010. This add-back also produces comparable and identical effects on the Company’s net cash provided by operating activities with respect to the Company’s credit card receivables, both before and after the consolidation of the Company’s securitization trusts onto its balance sheet.

Note 8. Securitizations and Structured Financings, page F-26

6.
Please tell us in detail and revise future filings to disclose the facts and circumstances related to the gain of $114 million recognized as a result of your purchase of $264 million of securitization facility notes for $150 million. Specifically describe the reasons the trust decided to cancel the notes, the cash flows associated with cancelling the notes and the calculation of the gain. Describe the basis for any significant accounting judgments.

Mr. Michael Seaman
June 25, 2010

Company Response:

The following explanation is provided to address this Staff comment and (except for the bracketed explanatory language below) an explanation similar to this also will be incorporated into or cross-referenced within the discussions of this transaction in the Company’s future filings:

Based on inquiries from an unrelated party that held the notes (with a face amount of $264 million) under a six-year term facility issued within our upper-tier originated portfolio master trust, an opportunity arose for us to repurchase the notes for $150 million in cash consideration, which represented a discount to the face amount of the notes. Upon completion of the transaction, and in recognition of the fact that we also owned the residual or retained interest in the upper-tier originated portfolio master trust, we sought to combine the purchased notes with our owned retained interest in the trust through cancellation of the notes by the trust. The cancellation of the notes by the trust increased our retained interest in the trust by the amount of collateral allocable to the cancelled series. Hence, we accounted for the transaction as a contribution of the notes (a “financial asset”) to our upper-tier originated portfolio master trust in exchange for retained interests in the trust, thereby generating a securitization gain equal to the difference between the face amount of the contributed notes ($264 million) and their fair value ($150 million). [Because the transaction occurred pursuant to a negotiated transaction between disinterested parties, the accounting for the transaction required no significant accounting judgments. That is to say that the fair value of the notes was the $150 million paid for the notes in cash and the face amount of the notes was known at $264 million, resulting in a securitization gain computation of $114 million. From the trust’s perspective, the retirement or cancellation of the notes was a perfunctory administrative exercise similar to any bond issuer’s repurchase of its bonds and retirement of those bonds.]

Upon retirement of the notes by the trust, cash flow activities associated with the securitization trust continued in the ordinary course (e.g., the trust continued to draw under variable funding notes to the extent of any excess collateral maintained within the securitization trust and to collect payments on the underlying credit card receivables, and the trust continued to make distributions of cash to the transferor and other beneficial interest holders and to make payments to the servicer in accordance with governing trust documents). Moreover, the accounting for our retained interests in the securitization trust also continued in the ordinary course. In determining the fair value of our residual interests after the completion of the transaction, we applied our usual valuation model, considering only the underlying credit card receivables and remaining outstanding securitization notes after the transaction. Resulting changes in the fair value of our retained interests at the end of the relevant reporting period (as in all reporting periods) were included within the losses on retained interest in credit card receivables securitized subcategory of our loss on securitized earning assets category (the same category that included the $114 million securitization gain associated with the notes’ repurchase and contribution to the trust) on our 2010 consolidated statement of operations.

Note 9. Fair Values of Assets, page F-33

7.
Please revise to disclose in future filings or tell us where you disclose the information required by ASC 825-10-50-28 and 30 related to your fair value option election for your lower-tier credit card receivables at December 31, 2009 and your newly consolidated credit card receivables and related debt facilities at March 31, 2010.

Company Response:

The Company will expand its fair value disclosures in the notes to its consolidated financial statements to add disclosures to the following effect in future filings:

    We adopted the fair value guidance with respect to our investments in equity securities as well as our investments in loans and fees receivable associated with our credit card portfolios.  With respect to our equity securities, we decided to measure these assets at fair value due to our intent to invest and redeem these investments with expected frequency.  For our credit card loans and fees receivable and the notes payable that are secured by those receivables, both of which were contained in off-balance-sheet securitization trusts in either certain or all periods prior to January 1, 2010, we elected the fair value option because, in contrast to substantially all other assets on our consolidated balance sheets, we had significant experiences in determining the fair value of these assets and liabilities based on our models previously used to determine the fair value of residual interests in underlying off-balance-sheet securitization trusts prior to their consolidation in our financial statements effective no later than January 1, 2010.

Mr. Michael Seaman
June 25, 2010

The Company also will expand its tabular fair value disclosures in the notes to its consolidated financial statements to add tabular inserts similar to the following in future filings:
	Loans and Fees Receivable, at Fair Value	Loans and Fees Receivable Pledged as Collateral under Structured Financings, at Fair Value

Aggregate unpaid principal balance of loans and fees receivable that are reported at fair value	$[AA]	$[AA]
Aggregate fair value of loans and fees receivable that are reported at fair value	$[BB]	$[BB]
Aggregate fair value of receivables carried at fair value that are 90 days or more past due (which also coincides with finance charge and fee non-accrual policies)	$[CC]	$[CC]
Aggregate excess of balance of unpaid principal loans and fees receivable that are reported at fair value and are 90 days or more past due (which also coincides with finance charge and fee non-accrual policies) over the fair value of such loans and fees receivable
	$[DD]	$[DD]
Notes Payable Associated with Structured Financings, at Fair Value
Aggregate unpaid principal balance of notes payable		$[XX]
Aggregate fair value of notes payable		$[YY]

Valuations and Techniques for Assets Measured at Fair Value on a Recurring Basis, page F-34

8.
Based on the disclosure throughout your filing regarding the nature of your loss on retained interests in credit card receivables securitized, it appears that a significant amount of the $686,384 reported as a decrease in securitized earning assets due to settlements in the level 3 roll forward would be more appropriately presented as losses during the period (net revaluations of retained earnings). Please tell us why

Mr. Michael Seaman
June 25, 2010

you believe your presentation is appropriate or revise future filings accordingly. Refer to ASC 820-10-50-2.

Company Response:

The $686.4 million primarily relates to principal and finance collections and charge-offs (as the Staff has noted) within the Company’s securitization trusts in line with the liquidating nature of the trusts.  The change in net revaluations of retained earnings line consists of changes to the Company’s underlying valuation models as opposed to current period collection and charge-off activities.  Based on the Staff’s comments, in future filings, the Company will move the period charge-off activities within the net revaluations line for the presented categories.

Note 13. Convertible Senior Notes, page F-38

9.
Please provide us your calculation of the gains recorded in connection with the repurchase of your convertible senior notes in 2008 and explain how the calculation is consistent with the guidance in ASC 470-20-40-20 (formerly paragraph 21 of FSP APB 14-1).

Company Response:

Gain on the repurchase of convertible senior notes was calculated as follows for 2008:

	3.625% Notes due 2025	5.875% Notes due 2035
Face value of notes	$18,170	$141,979
Discount attributable repurchased notes (including debt issuance costs)	(3,527)	(50,343)
Book value of notes	14,643	91,636
Purchase price of notes (inclusive of third-party costs)	(7,597)	(37,076)
Gain on repurchase of notes	$7,046	$54,560

In determining gain, the Company allocated 100% of the proceeds to the repurchase of the notes with no consideration being assigned to the reacquisition of the attached equity component.  The fair value of the liability component of the notes immediately before extinguishment equaled the consideration given.  At the time of the repurchase, the Company’s debt was trading at a steep discount to face and the conversion feature was considered to have no value.  The average share price for CompuCredit stock during the month of the first and second quarter purchases was $7.30

Mr. Michael Seaman
June 25, 2010

and $4.40, respectively.  The conversion feature was not active until the stock price exceeded $43.42 for the notes maturing in 2025 and $52.84 for the notes maturing in 2035.

5.875% Convertible Senior Notes Due 2035, page F-38

10.	Please revise to disclose the following information related to your share lending agreement.

a.	The circumstances under which cash settlement would be required.

b.	Any requirements for BSIL to provide collateral.

c.	The fair value of the outstanding loaned shares as of the balance sheet date.

d.	The unamortized amount and classification of the debt issuance costs at the balance sheet date.

e.	The amount of interest cost recognized relating to the amortization of the debt issuance cost for the periods presented.

Refer to paragraph 8 of EITF 09-1.

Company Response:

a.   CompuCredit may terminate the share lending agreement if certain events of default occur.  Such events include the bankruptcy of JP Morgan, its failure to make payments when due, failure to post collateral when required, return loaned shares when due, notice of inability to perform obligations, or untrue representations.   If an event of default occurs, then the borrower (JP Morgan) may settle the obligation in cash.  We deem it highly remote that any event of default will occur and therefore cash settlement, while an option, is an unlikely scenario.

b. JP Morgan has now assumed the obligations once held by Bear Stearns with respect to the share lending arrangement.  In the event that JP Morgan’s credit rating drops below A/A2, it would be required to post collateral for the market value of the lent shares.

c.  The Company disclosed in its Recent Accounting Pronouncements section in Note 2 of both its Form 10-K for the year ended December 31, 2009 and its Form 10-Q for the three months ended March 31, 2009 that the Company’s adoption of new share-lending arrangement accounting rules had no effect on its consolidated financial statements during any period presented. Moreover, the Company’s adoption of new

Mr. Michael Seaman
June 25, 2010

share-lending arrangements did not require the Company’s specific determination of the fair value of its outstanding loaned shares at either the date of the issuance of the associated 5.875% convertible senior notes or any other financial reporting date. Upon the Company’s January 1, 2009 adoption of FSP APB 14-1 with retrospective application, the Company was required to determine the fair value of its convertible senior notes at the dates of their issuances assuming that they were issued with no conversion rights and without regard to any potential effects on the pricing of the notes associated with the share-lending arrangement. This determination of the fair value of the Company’s convertible senior notes was used in an allocation of the issuance-date proceeds received between the convertible senior notes and paid-in capital (i.e., with the residual difference between proceeds received and the fair value of comparable notes with no conversion features or share-lending arrangement effects representing the assumed fair value of the equity features, including the conversion rights and share-lending arrangement benefits, as required by FSP APB 14-1).  Accordingly, because of the Company’s earlier adoption of FSP APB 14-1, any possible valuation effects of the share-lending arrangement already were removed from the fair value of its convertible notes and classified as paid-in capital (with an offsetting entry to debt discount) as a subset of the residual equity valuation required upon the Company’s adoption of FSP APB 14-1. Likewise, the required disclosures set forth in EITF 09-1 associated with the valuation of share-lending arrangements are subsumed within the Company’s FSP APB 14-1 disclosures.

d.  The Company has two different treatments of debt issuance costs in its financial statements. First, for what we will refer to in this discussion as plain vanilla debt issuance costs that were incurred (e.g., through cash payments or proceeds offsets) on the convertible senior notes’ issuance dates ($10.7 million for both series of the Company’s convertible senior notes in the aggregate), the Company classifies such costs as deferred costs, net, on its consolidated balance sheets, and the Company amortizes such costs ($0.9 million was recognized through amortization in 2009) to expense over the life of the notes. The remaining unamortized balance of the plain vanilla debt issuance costs was $4.2 million at December 31, 2009.

Secondly, because the debt issuance costs associated with EITF 09-1 are subsumed within the Company’s retrospective accounting for the implementation of FSP APB 14-1 as of the beginning of 2009, the Company has not sought to separately measure such costs, and the Company continues to present these costs both before and after the January 1, 2010 effective date of EITF 09-1 as a subset of the remaining unamortized discount on the convertible senior notes as originally determined through the Company’s implementation of FSP APB 14-1 in the table within Note 13, “Convertible Senior Notes,” to the Company’s consolidated financial statements on page F-39. The Company concluded that attempting to unwind its FSP APB 14-1 discount computations to separately determine EITF 09-1-oriented debt issuance costs would not provide

Mr. Michael Seaman
June 25, 2010

meaningful financial information to readers of its financial statements. Such an exercise would have no effect on the Company’s consolidated statements of operations or total equity computations and simply would serve to gross up the Company’s consolidated balance sheet assets (by allocating to deferred costs, net, an amount certain to be immaterial to the Company’s consolidated total assets) and the Company’s consolidated balance sheet liabilities (by decreasing the Company’s discount on its convertible senior notes by the same immaterial amount). Particularly as the Company has no debt covenant calculations or any other financial metrics upon which investors or lenders rely that are based on relative asset and liability levels, the cost of any segregation exercise and ongoing accounting maintenance costs would significantly outweigh any potential financial statement user benefit.

In summary, the unamortized amount of any potential EITF 09-1-oriented debt issuance costs is netted against the face amount of the Company’s outstanding convertible senior notes and is subsumed within the $79.0 million discount on convertible senior notes as of December 31, 2009 as noted within the aforementioned table. Given the immateriality of any potential such debt issuance costs to the Company’s consolidated balance sheet and the lack of any effect on the Company’s consolidated statements of operations or total equity balances, the Company did not, and proposes to continue not to, separately allocate such costs out of its convertible senior notes discount balance and as a potential increase in its deferred costs, net, balance on its consolidated balance sheet.

e.  As similarly noted above, the amortization of any potential EITF 09-1-oriented debt issuance costs is subsumed within and is a subset of the Company’s interest cost recognized of $10.2 million and $10.1 million for 2009 and 2008, respectively, relating to the amortization of the convertible senior notes discount for the periods presented also is included within Note 13, “Convertible Senior Notes,” to the Company’s consolidated financial statements on page F-39. Any such further breakdown of amortization costs beyond the $10.2 million and $10.1 million of discount amortization for 2009 and 2008 as required to be disclosed under FSP APB 14-1would not provide meaningful information to investors, relative to the costs associated with such a segregation exercise and the ongoing accounting maintenance costs.

11.
Please revise to disclose the amount of interest cost recognized for the periods presented relating to both the contractual interest coupon and amortization of the discount on the liability component.  Refer to ASC 470-20-50-6b (formerly paragraph 33a of FSP APB 14-1).

Company Response:

Mr. Michael Seaman
June 25, 2010

To the extent applicable, the Company will include disclosure to the following effect in future filings:

Total amortization for the three months ended June 30, 2010 and 2009 totaled $[XX] million and $[XX] million, respectively, and actual incurred interest (based on the contractual interest rates within the debt) totaled $[XX] million and $[XX] million, respectively.

Item 15. Exhibits, Financial Statement Schedules

12.	Please tell us why the documents memorializing your contractual relationship with Urban Trust Bank have not been filed with the Commission and included as exhibits to your Form 10-K.

Company Response:

With respect to the documents memorializing the Company’s contractual relationship with Urban Trust Bank, the Company considered the requirements of Item 601(b)(10) of Regulation S-K and, for the reasons set forth below, concluded that the filing of these documents as exhibits was not required.

Item 601(b)(10)(i) requires a registrant to file as an exhibit to its periodic reports filed pursuant to the Securities Exchange Act of 1934 (“SEC Reports”) every contract that was not made in the ordinary course of business which is material to the registrant.  The contracts with Urban Trust Bank were entered into in the ordinary course of the Company’s business.  As a result, none of the contracts is required to be filed under Item 601(b)(10)(i).

Item 601(b)(10)(ii) instructs that, if a contract is such that it ordinarily accompanies the type of business conducted by the registrant and its subsidiaries, such contract will be deemed to have been made in the ordinary course of business and need not be filed as an exhibit to the registrant’s SEC Reports unless it falls within one of four categories.  The Company considered each of these categories and concluded as follows:

(A) The contracts were not entered into with any person listed in Item 601(b)(10)(ii)(A).  Frank J. Hanna, Jr., who is the father of the Company’s Chairman and Chief Executive Officer, David G. Hanna, and one of the Company’s directors, Frank J. Hanna, III, owns a substantial noncontrolling interest in Urban Trust Bank and serves on its Board of Directors.  Nonetheless, the existence of this relationship does not require the Company to file these agreements as exhibits under Item 601(b)(10)(ii)(A).

Mr. Michael Seaman
June 25, 2010

       (B) The Company does not believe these are contracts upon which the Company is substantially dependent.  Throughout the course of the Company’s relationship with Urban Trust Bank, these contracts were never material to the Company.  Moreover, in April 2009, the Company effectively terminated its relationship with Urban Trust Bank.  At that time, the Company amended its contractual relationship with Urban Trust Bank such that, in exchange for a payment by the Company of $300,000, Urban Trust Bank would sell back its ownership interest in the economics underlying cards issued through Urban Trust Bank.  In June 2010, the Company paid Urban Trust Bank the remaining outstanding balance under the arrangement.

(C) The contracts do not relate to an acquisition or sale of property, plant or equipment in excess of 15% of the Company’s fixed assets; and

(D) The contracts are not material leases.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Significant Accounting Policies and Condensed Consolidated Financial Statement Components

Loans and Fees Receivable, page 7

13.
Please tell us why the amount of provision for loan losses in the roll-forward of the allowance for uncollectible loans and fees receivable does not agree to the amount of the provision for loan losses presented in the income statement.

Company Response:

Upon consolidation of the trusts underlying the Company’s securitizations as of January 1, 2010, and as disclosed in several places within the Company’s Form 10-Q filing for the period ended March 31, 2010, the Company commenced recording actual results for its newly consolidated receivables throughout its income statement.  For example, the Company records finance and late fee billings on these receivables as a component of consumer loans, including past due fees; changes in the fair value of such loans and fees receivable as a component of fees and related income on earning assets; and actual charge-offs of such receivables as a component of the Company’s provision for loan losses on its condensed consolidated statements of operations.  As such, the charge-offs associated with these receivables appropriately increase the income statement impact of the Company’s provision for loan losses, but are excluded from the roll-forward of the allowance for uncollectible loans and fees receivable. Stated differently, the tabular roll-forward of the allowance for uncollectible loans and fees receivable

Mr. Michael Seaman
June 25, 2010

relates only to the Company’s loans and fees receivable that are reported at net realizable value, while the Company’s provision for loan losses on its condensed consolidated statements of operations includes both (1) the provision for loan losses associated with the Company’s loans and fees receivable that are reported at net realizable value, and (2) charge-offs associated with the Company’s loans and fees receivable that are reported at fair value.

Note 10. Convertible Senior Notes and Notes Payable

Notes Payable (Associated with Structured Financings, at Fair Value), page 18

14.
We note that structured financing notes secured by your credit card receivables have very low weighted average interest rates (1.9%, 3.7%, 2.5%, 2.9%). Please tell us in detail and revise future filings to explain the key characteristics of the notes and any other key factor that impact the interest rates on the notes.

Company Response:

Substantially all of the structured financing notes that are secured by the Company’s credit card receivables were issued several years prior to the onset of the global liquidity crisis that began late 2007 and were issued with advance rates and fixed spreads above base interest rate indices (typically LIBOR, which is at a historical low) that are reflective of a much more favorable interest rate and borrowing environment under which securitization financing was plentiful and cheap (i.e., 2003 through 2006). Other than being on favorable terms due to market conditions at the time of origination, there is nothing unique about the Company’s structured financing notes that bears any specific mention either here or in the Company’s filings.  The Company also notes that as of March 31, 2010 all of the Company’s credit card receivables-backed structures financing notes are in various stages of amortization and pay-off, and that the Company has no refinancing risks associated with the notes and no expectation of any need to replace the notes with other facilities that could present higher interest rate risks to the Company. As such, the Company will continue to incur interest costs at these low rates (subject to changes in the base LIBOR rate) until the notes are repaid.

Three Months Ended March 31, 2010, Compared to Three Months Ended March 31, 2009

Gain on Repurchase of Convertible Senior Notes, page 27

15.
Please provide us your calculation of the gains recorded in connection with the repurchase of your convertible notes during the quarter and explain how the calculation is consistent with the guidance in ASC 470-20-40-20 (formerly paragraph 21 of FSP APB 14-1).

Mr. Michael Seaman
June 25, 2010

Company Response:

Gain on the repurchase of convertible senior notes was calculated as follows for the three months ended March 31, 2010:

	3.625% Notes due 2025	5.875% Notes due 2035
Face value of notes	$24,717	$15,554
Discount attributable repurchased notes (including debt issuance costs)	(2,600)	(5,283)
Book value of notes	22,117	10,271
Purchase price of notes (inclusive of third-party costs)	(12,819)	(5,585)
Gain on repurchase of notes	$9,298	$4,686

Similar circumstances existed as of March 31, 2010 to those that existed during the repurchases referenced in the response to comment 9 above.  As such, 100% of the proceeds were allocated to the repurchase of the notes with no consideration being assigned to the reacquisition of the attached equity component.

Provision for Loan Losses, page 27

16.
You disclose that the increase in the provision for loan losses is almost exclusively due to the consolidation of your formerly off-balance-sheet credit card receivable securitizations onto your balance sheet pursuant to accounting rule changes effective as of January 1, 2010. You also disclose that you elected the fair value option to measure these formerly off-balance-sheet credit card receivables at fair value through earnings.  Please tell us why you have recorded a provision for loan losses for your new on-balance-sheet receivables considering that they are measured at fair value and do not have an allowance for loan losses.

Company Response:

As discussed in the response to comment 13 above, the Company includes actual charge-offs of loans and fees receivables reported at fair value as a component of the Company’s provision for loan losses on its condensed consolidated statements of operations, but the Company does not report an ending allowance for uncollectible loans and fees receivable for these accounts because such an allowance is not applicable to loans and fees receivable reported at fair value.

Form 8-K Filed April 2, 2010

17.
We note that the schedules and exhibits have been omitted from the amended and restated note purchase agreement filed as Exhibit 10.1 to the Form 8-K.  Please amend the Form 8-K to file the note purchase agreement in its entirety.

Mr. Michael Seaman
June 25, 2010

Company Response:

The Company has filed an amended Form 8-K to include the requested information.

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Simultaneous with the filing of this letter, the Company also is filing a letter with the tandy language signed by an officer of the Company.

The Company appreciates the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brink Dickerson at (404) 885-3822.

Sincerely,

/s/Paul Davis Fancher
Paul Davis Fancher

cc:           J.Paul Whitehead, III (CompuCredit Holdings Corporation)
W. Brinkley Dickerson (Troutman Sanders LLP)